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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13E-3 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Youku Tudou Inc. (Name of the Issuer)

Youku Tudou Inc. Alibaba Investment Limited Ali YK Investment Holding Limited Ali YK Subsidiary Holding Limited YF Venus Ltd. (Names of Persons Filing Statement)
Class A Ordinary Shares, par value $0.00001 per share American Depositary Shares, each representing 18 Class A Ordinary Shares (Title of Class of Securities)
98742U100 (CUSIP Number)

Victor Wing Cheung Koo Youku Tudou Inc. 7/F, Tower B, World Trade Center No. 36 North Third Ring Road Dongcheng District Beijing 100029 The People's Republic of China +86-10-5890-6803	Timothy A. Steinert, Esq.
Ali YK Investment Holding Limited
Alibaba Investment Limited
Ali YK Subsidiary Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
+852-2215-5100	Xin Huang YF Venus Ltd. c/o Yunfeng Investment Management (HK) Limited Suite 3206, One Exchange Square 8 Connaught Place, Central Hong Kong +852-2516-6363

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower The Landmark, 15 Queen's Road Central Hong Kong +852-3740-4700	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7600

          This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

          Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$4,653,149,921.15	$468,572.20

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.53 for 2,813,977,430 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 83,362,212 options to purchase ordinary shares multiplied by $0.83 per option (which is the difference between the $1.53 per share merger consideration and the weighted average exercise price of $0.71 per share, plus (c) the product of 175,820,382 ordinary shares underlying the restricted share units multiplied by $1.53 per share ((a), (b) and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.00010070.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

        This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of Class A ordinary shares, par value $0.00001 per share (each, a "Class A Ordinary Share"), including the Class A Ordinary Shares represented by the American depositary shares, each representing eighteen Class A Ordinary Shares ("ADSs"), and Class B ordinary shares, par value $0.00001 per share (each, a "Class B Ordinary Share" and, the Class B Ordinary Shares collectively with the Class A Ordinary Shares, the "Ordinary Shares" and each an "Ordinary Share"), (b) Ali YK Investment Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), (c) Ali YK Subsidiary Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent ("Merger Sub"), (d) Alibaba Investment Limited, a business company incorporated under the laws of the British Virgin Islands and a direct parent of Parent ("AIL"), and (e) YF Venus Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Yunfeng Capital"). Parent, Merger Sub, AIL and Yunfeng Capital are each referred to herein as a "member of the Buyer Group" and collectively as the "Buyer Group."

        On November 6, 2015, Parent, Merger Sub, AIL and the Company entered into an agreement and plan of merger (the "merger agreement") which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the "plan of merger"). If the merger agreement and the plan of merger are approved and authorized by the Company's shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the "merger") in accordance with the Companies Law (as amended) of the Cayman Islands (the "Cayman Islands Companies Law"), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

        Under the terms of the merger agreement, at the effective time of the merger, each Class A Ordinary Share (including Class A Ordinary Shares represented by ADSs) and each Class B Ordinary Share, in each case, issued and outstanding immediately prior to the effective time of the merger, other than (a) Class A Ordinary Shares owned by Parent, (b) Ordinary Shares owned by the Company or its subsidiaries, if any, (c) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law ("Dissenting Shares"), and (d) Ordinary Shares reserved (but not yet allocated) by the Company, as of the time immediately prior to the effective time of the merger (including Ordinary Shares held by Citibank, N.A., in its capacity as ADS depositary (the "ADS Depositary")) for issuance and allocation upon the exercise of any Company option or restricted share unit issued under the Company Incentive Plans (as defined below) (Ordinary Shares described under (a) through (d) above are collectively referred to herein as the "Excluded Shares"), will be cancelled in exchange for the right to receive one eighteenth of the Per ADS Merger Consideration in cash without interest (the "Per Share Merger Consideration"), and each ADS issued and outstanding immediately prior to the effective time of the merger (other than any ADS that represents Excluded Shares) will be cancelled in exchange for the right to receive $27.60 in cash per ADS without interest (the "Per ADS Merger Consideration") (less a cancellation fee of up to $5.00 per 100 ADSs (or any fraction thereof) pursuant to the terms of the deposit agreement, dated as of December 8, 2010, by and among the Company, the ADS Depositary and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares (other than Dissenting Shares), including Excluded Shares represented by ADSs will be cancelled for no consideration. Dissenting Shares will be cancelled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of the Cayman Islands Companies Law.

        At the effective time of the merger, each outstanding vested and unexercised option to purchase Ordinary Shares granted under the Company's 2006 Stock Option Scheme (as amended), Youku Tudou Inc. Share Incentive Plan (formerly named as Youku Inc. 2010 Share Incentive Plan, as amended), and 2014 Share Incentive Plan (collectively, the "Company Share Incentive Plans") will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a cash amount equal to the number of Ordinary Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which the Per Share Merger Consideration exceeds the exercise price per Ordinary Share of such vested option. At the effective time of the merger, each outstanding unvested option to purchase Ordinary Shares granted under the Company Share Incentive Plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Ordinary Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which the Per Share Merger Consideration exceeds the exercise price per Ordinary Share of such unvested option. In the case that the Per Share Merger Consideration does not exceed the exercise price per Ordinary Share of any option, such option will be cancelled for no consideration. At the effective time of the merger, each outstanding restricted share unit granted under the Company Share Incentive Plans will be cancelled and converted into the right to receive, as soon as practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Ordinary Shares underlying such restricted share unit immediately prior to the effective time of the merger multiplied by the Per Share Merger Consideration.

        Any restricted cash awards will be subject to the same vesting terms applicable to the unvested options or restricted share units from which they were converted without giving effect to the merger, and on the date, and to the extent, that any unvested option or restricted share unit would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award shall be delivered to the holder of such restricted cash award, net of any applicable withholding taxes, as soon as practicable thereafter.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Ordinary Shares representing at least two-thirds of the voting rights of the Ordinary Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

        The Company will make available to its shareholders a proxy statement (the "proxy statement," a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger. Copies of the merger agreement and the plan of merger are attached to the proxy statement as Annex A and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this

Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

(a)
Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

(b)
Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"The Extraordinary General Meeting—Record Date; Ordinary Shares and ADSs Entitled to Vote"

•
"The Extraordinary General Meeting—Procedures for Voting"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(c)
Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters—Market Price of the ADSs"

(d)
Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Market Price of the Company's ADSs, Dividends and Other Matters—Dividend Policy"

(e)
Prior Public Offerings. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Ordinary Shares and ADSs—Prior Public Offerings"

(f)
Prior Stock Purchases. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Ordinary Shares and ADSs"

•
"Special Factors—Related Party Transactions"

Item 3    Identity and Background of Filing Person

(a)
Name and Address. Youku Tudou Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

(b)
Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

(c)
Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

Item 4    Terms of the Transaction

(a)
(1)        Material Terms—Tender Offers. Not applicable.

(2)
Material Terms—Mergers or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors"

•
"The Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(c)
Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(d)
Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Dissenter Rights of Shareholders"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Dissenter Rights"

  •
  "Dissenter Rights"

  •
  "Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238"

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Provisions for Unaffiliated Security Holders"

(f)
Eligibility for Listing or Trading. Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Special Factors—Related Party Transactions"

•
"Transactions in the Ordinary Shares and ADSs"

(b)
Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(c)
Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(e)
Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Support Agreement"

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Plans for the Company after the Merger"

  •
  "Special Factors—Financing"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Voting by the Supporting Parties at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Transactions in the Ordinary Shares and ADSs"

  •
  "Annex A—Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

(a)
Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Effect of the Merger on the Company"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(b)
(1)-(8) Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Merger"

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Summary Term Sheet—Financing of the Merger"

•
"Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Effect of the Merger on the Company"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Financing"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

(a)
Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Summary Term Sheet—Plans for the Company after the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Purpose of and Reasons for the Merger"

(b)
Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to Fairness of the Merger"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Alternatives to the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

(c)
Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Position of the Buyer Group as to Fairness of the Merger"

•
"Special Factors—Purpose of and Reasons for the Merger"

•
"Special Factors—Effect of the Merger on the Company"

(d)
Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Purposes and Effects of the Merger"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Effect of the Merger on the Company"

•
"Special Factors—Plans for the Company after the Merger"

•
"Special Factors—Effects on the Company if the Merger is not Completed"

•
"Special Factors—Effect of the Merger on the Company's Net Book Value and Net Earnings"

•
"Special Factors—Interests of Certain Persons in the Merger"

  •
  "Special Factors—Material U.S. Federal Income Tax Consequences"

  •
  "Special Factors—Material PRC Income Tax Consequences"

  •
  "Special Factors—Material Cayman Islands Tax Consequences"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A—Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

(a)-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board"

  •
  "Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger"

  •
  "Summary Term Sheet—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Position of the Buyer Group as to Fairness of the Merger"

  •
  "Special Factors—Opinion of the Special Committee's Financial Advisor"

  •
  "Special Factors—Interests of Certain Persons in the Merger"

  •
  "Annex B—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(c)
Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"The Extraordinary General Meeting—Vote Required"

(d)
Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

•
"Special Factors—Opinion of the Special Committee's Financial Advisor"

•
"Annex B—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(e)
Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Recommendations of the Special Committee and the Board"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors—Background of the Merger"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

(f)
Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Background of the Merger"

•
"Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9    Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Opinion of the Special Committee's Financial Advisor"

•
"Special Factors—Background of the Merger"

•
"Special Factors—Opinion of the Special Committee's Financial Advisor"

•
"Annex B—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Special Factors—Opinion of the Special Committee's Financial Advisor"

•
"Annex B—Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor"

(c)
Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Ordinary Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

(a)
Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing"

•
"The Merger Agreement and Plan of Merger"

•
"Annex A—Agreement and Plan of Merger"

(b)
Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing"

(c)
Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—Fees and Expenses"

•
"Special Factors—Fees and Expenses"

•
"The Merger Agreement and Plan of Merger—Fees and Expenses"

(d)
Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Summary Term Sheet—Financing of the Merger"

•
"Special Factors—Financing"

•
"The Merger Agreement and Plan of Merger—Financing"

Item 11    Interest in Securities of the Subject Company

(a)
Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Securities Transactions. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"Transactions in the Ordinary Shares and ADSs"

Item 12    The Solicitation or Recommendation

(a)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

•
"Questions and Answers about the Extraordinary General Meeting and the Merger"

•
"Special Factors—Voting by the Supporting Parties at the Extraordinary General Meeting"

•
"The Extraordinary General Meeting—Vote Required"

•
"Security Ownership of Certain Beneficial Owners and Management of the Company"

(b)
Recommendations of Others.

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet—Recommendations of the Special Committee and the Board"

  •
  "Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger"

  •
  "Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments"

  •
  "Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "Special Factors—Position of the Buyer Group as to Fairness of the Merger"

  •
  "The Extraordinary General Meeting—The Board's Recommendation"

Item 13    Financial Statements

(a)
Financial Information. The audited financial statements of the Company for the year ended December 31, 2014 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2014, filed on April 28, 2015 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the nine-month periods ended September 30, 2014 and 2015 are incorporated herein by reference to the Company's Form 6-K furnished on November 23, 2015.

        The information set forth in the proxy statement under the following captions is incorporated herein by reference:

  •
  "Financial Information"

  •
  "Where You Can Find More Information"

(b)
Pro Forma Information. Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
"The Extraordinary General Meeting—Solicitation of Proxies"

(b)
Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
"Summary Term Sheet—The Parties Involved in the Merger"

•
"Special Factors—Interests of Certain Persons in the Merger"

•
"Annex D—Directors and Executive Officers of Each Filing Person"

Item 15    Additional Information

(a)
Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)
(1)        Preliminary Proxy Statement of the Company dated                    (the "proxy statement").

(2)
Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(3)
Form of Proxy Card, incorporated herein by reference to the proxy statement.

(4)
Form of Depositary's Notice, incorporated herein by reference to the proxy statement.

(5)
Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

  (6)
  Press Release issued by the Company, dated November 6, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on November 6, 2015.

(b)
Not applicable.

(c)
(1)        Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated November 6, 2015, incorporated herein by reference to Annex B of the proxy statement.

(2)
Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the Special Committee of the board of directors of the Company, dated November 6, 2015.

(d)
(1)        Agreement and Plan of Merger, dated as of November 6, 2015, by and among the Company, AIL, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(2)
Support Agreement, dated as of October 16, 2015, by and among Alibaba Investment Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children's Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Annex E to the proxy statement.

(3)
Investment Agreement, dated as of April 28, 2014, by and among the Company, 1Look Holdings Ltd., Ali YK Investment Holding Limited and, solely for purposes of Sections 11.4, 11.5 and 11.6 thereof, Alibaba Group Holdings Limited, incorporated herein by reference to Exhibit 4.66 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.

(4)
Investor Rights Agreement, dated as of April 28, 2014, by and among the Company, Ali YK Investment Holding Limited and, solely for purposes of Sections 7.1 and 7.2 and Article VIII thereof, Alibaba Group Holding Limited, incorporated herein by reference to Exhibit 4.67 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.

(5)
Shareholders Agreement, dated as of April 28, 2014, by and among Ali YK Investment Holding Limited, 1Verge Holdings Ltd., 1Look Holdings Ltd., Victor Wing Cheung Koo, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Exhibit D to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.

(6)
Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd., incorporated herein by reference to Exhibit E to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.

(7)
Agreement, dated as of November 6, 2015, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd.

(f)
(1)        Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

(2)
Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)
Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: November 30, 2015

Youku Tudou Inc.
By	/s/ VICTOR WING CHEUNG KOO
	Name:	Victor Wing Cheung Koo
	Title:	Chief Executive Officer and Chairman of the Board of Directors
Ali YK Investment Holding Limited
By:	/s/ TIMOTHY ALEXANDER STEINERT
	Name:	Timothy Alexander Steinert
	Title:	Authorized Signatory
Ali YK Subsidiary Holding Limited
By:	/s/ TIMOTHY ALEXANDER STEINERT
	Name:	Timothy Alexander Steinert
	Title:	Authorized Signatory
Alibaba Investment Limited
By:	/s/ TIMOTHY ALEXANDER STEINERT
	Name:	Timothy Alexander Steinert
	Title:	Authorized Signatory
YF Venus Ltd.
By:	/s/ HUANG XIN
	Name:	Huang Xin
	Title:	Director

EXHIBIT INDEX

Exhibit Number	Description
(a)-(1)	Preliminary Proxy Statement of the Company dated (the "proxy statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Form of Depositary's Notice, incorporated herein by reference to the proxy statement.
(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(6)
Press Release issued by the Company, dated November 6, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on November 6, 2015.
(b)	Not applicable.
(c)-(1)	Opinion of J.P. Morgan Securities (Asia Pacific) Limited, dated November 6, 2015, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by J.P. Morgan Securities (Asia Pacific) Limited for discussion with the Special Committee of the board of directors of the Company, dated November 6, 2015.
(d)-(1)	Agreement and Plan of Merger, dated as of November 6, 2015, by and among the Company, AIL, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
Support Agreement, dated as of October 16, 2015, by and among Alibaba Investment Limited, Victor Wing Cheung Koo, 1Verge Holdings Ltd., 1Look Holdings Ltd., The Koo 2012 Irrevocable Children's Trust, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)
Investment Agreement, dated as of April 28, 2014, by and among the Company, 1Look Holdings Ltd., Ali YK Investment Holding Limited and, solely for purposes of Sections 11.4, 11.5 and 11.6 thereof, Alibaba Group Holdings Limited, incorporated herein by reference to Exhibit 4.66 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.
(d)-(4)
Investor Rights Agreement, dated as of April 28, 2014, by and among the Company, Ali YK Investment Holding Limited and, solely for purposes of Sections 7.1 and 7.2 and Article VIII thereof, Alibaba Group Holding Limited, incorporated herein by reference to Exhibit 4.67 on Form 20-F filed by the Company to the Securities and Exchange Commission on April 28, 2015.
(d)-(5)
Shareholders Agreement, dated as of April 28, 2014, by and among Ali YK Investment Holding Limited, 1Verge Holdings Ltd., 1Look Holdings Ltd., Victor Wing Cheung Koo, Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, incorporated herein by reference to Exhibit D to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.
(d)-(6)
Amended and Restated Share Purchase and Shareholders Agreement, dated as of May 21, 2014, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd., incorporated herein by reference to Exhibit E to Schedule 13D filed by Parent with the Securities and Exchange Commission on May 29, 2014.

Exhibit Number	Description
(d)-(7)	Agreement, dated as of November 6, 2015, by and among Ali YK Investment Holding Limited, Alibaba Investment Limited and YF Venus Ltd.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.